UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MOLDFLOW CORPORATION

(Name of subject company (Issuer))

SWITCH ACQUISITION CORPORATION

a wholly owned subsidiary of

AUTODESK, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	608507109
(Title of classes of securities)	(CUSIP number of common stock)

Pascal W. Di Fronzo, Esq.

Senior Vice President, General Counsel and Secretary

Autodesk, Inc.

111 McInnis Parkway

San Rafael, California 94903

(415) 507-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Michael S. Ringler, Esq.

Jason P. Sebring, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$290,737,986.00	$11,426.00

(1)	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $22.00 per share by the sum of (i) the 12,104,522 shares of common stock, par value $0.01 per share, of Moldflow Corporation (the “Shares”), issued and outstanding as of April 30, 2008; and (ii) the 1,110,841 Shares that are issuable under outstanding Moldflow stock options as of April 30, 2008 with an exercise price of less than $22.00 per Share
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$11,426	Filing Party:	Switch Acquisition Corporation and Autodesk Inc.
Form of Registration No.:	Schedule TO	Date Filed:	May 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 15, 2008 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) by (i) Switch Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation (“Autodesk”) and (ii) Autodesk. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Moldflow Corporation, a Delaware corporation ( “Moldflow”), at a purchase price of $22.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2008 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase (as amended hereby), including Annex I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

This Amendment is being filed to reflect the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the United States and Autodesk’s receipt of notice from the German Federal Cartel Office that the Offer is not prohibited by Germany’s Act against Restraint of Trade.

Amendment to Offer to Purchase

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 16 of the Offer to Purchase are amended and Section 16 of the Offer to Purchase is hereby amended as follows:

1. The first paragraph of the subsection entitled “Antitrust Matters” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended by appending the following to the end of the paragraph:

“At 11:59 p.m., New York City time, on Wednesday, May, 28, 2008, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

2. The second paragraph of the subsection entitled “Antitrust Matters” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended by appending the following to the end of the paragraph:

“On May 28, 2008, Autodesk received notice from the German Federal Cartel Office that the Offer was not prohibited by Germany’s Act against Restraints of Trade.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SWITCH ACQUISITION CORPORATION

By:	/s/ Robert Kross
Name:	Robert Kross
Title:	President, Chief Executive Officer and Secretary

AUTODESK, INC.

By:	/s/ Pascal W. Di Fronzo
Name:	Pascal W. Di Fronzo
Title:	Senior Vice President, General Counsel and Secretary

Dated: May 29, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated May 15, 2008.*†

(a)(1)(ii)	Form of Letter of Transmittal.*†

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.*†

(a)(1)(viii)	Form of Summary Advertisement as published on May 15, 2008 in The New York Times.†

(a)(5)(i)	Press Release issued by Autodesk on May 1, 2008. (1)

(a)(5)(ii)	Excerpts from the transcript of Autodesk’s teleconference held on May 15, 2008 reporting Autodesk’s earnings for the first fiscal quarter of 2009. †

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Autodesk, the Purchaser and Moldflow. (2)

(d)(2)	Form of Tender and Voting Agreement. (3)

(d)(3)	Confidentiality Agreement, dated as of January 1, 2008, by and between Autodesk and Moldflow.†

(d)(4)	Exclusivity Agreement, dated as of March 28, 2008, by and between Autodesk and Moldflow.†

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.
(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.
(3)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.